FOR IMMEDIATE RELEASE         Contact - Guy T. Marcus
July 18, 1996                           Vice President-Inv. Rel.
                                        (214) 978-2691

          HALLIBURTON 1996 THIRD QUARTER DIVIDEND
          ---------------------------------------

     DALLAS, Texas -- Halliburton Company's board of directors today declared a third quarter dividend of 25 cents a share on the company's common stock, payable September 25, 1996 to shareholders of record at the close of business on September 4, 1996.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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                       The Exhibit Index appears on Page 4